December 16, 2011

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE

MILWAUKEE, WI 53202-5306

414.271.2400 TEL

414.297.4900 FAX

foley.com

WRITER’S DIRECT LINE

414.319.7348

brikkers@foley.com EMAIL

CLIENT/MATTER NUMBER

038584-0127

VIA EDGAR

Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549

Re:	Whiting USA Trust II and Whiting Petroleum Corporation—
Registration Statement on Form S-1 and Form S-3, respectively

Ladies and Gentlemen:

On behalf of Whiting USA Trust II, a Delaware statutory trust (the “Trust”), and Whiting Petroleum Corporation, a Delaware corporation (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), the above-referenced Registration Statement, with exhibits, relating to the proposed initial public offering of the Trust’s units of beneficial interest in the Trust.

The Staff of the Securities and Exchange Commission (the “Staff”) is advised that the Company pre-cleared certain financial statement presentations relating to the above-referenced Registration Statement with Ms. Leslie Overton, Associate Chief Accountant in the Office of Chief Accountant, Division of Corporation Finance, pursuant to a letter dated December 12, 2011. Additionally, the Staff is advised that in an amendment to the Registration Statement, the Company will update hypothetical oil and natural gas prices used to calculate projected cash distributions based on revised NYMEX futures prices. Also, the Company will furnish a copy of the reserve report referenced in the Registration Statement upon request of the Staff.

Should any questions arise in connection with this filing, please contact the undersigned at (414) 319-7348 or John K. Wilson at (414) 297-5642.

Sincerely,

/s/ Benjamin F. Rikkers

Benjamin F. Rikkers
Attorney

cc:	Whiting Petroleum Corporation

Working Group

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

4817-8603-0606.1